SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                ----------------

                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
       Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934


                          MARRIOTT HOTEL PROPERTIES II
                               LIMITED PARTNERSHIP
                            (Name of Subject Company)

                    MacKenzie Patterson Special Fund 2, L.P.
                      (Name of Person(s) Filing Statement)


                      Units of Limited Partnership Interest
                         (Title of Class of Securities)


                                      None
                      (CUSIP Number of Class of Securities)

                                -----------------


         C. E. Patterson                      Paul J. Derenthal, Esq.
         MacKenzie Patterson, Inc.            Derenthal & Dannhauser
         1640 School Street, Suite 100        455 Market Street, Suite 1600
         Moraga, California  94556            San Francisco, California  94105
         (510) 631-9100                       (415) 243-8070

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
              and Communications on Behalf of Persons Filing Statement)



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     The Schedule 14D-9 of MacKenzie  Patterson Special Fund 2, L.P.  concerning the tender offer by MHP II Acquisition Corp. for units of limited partnership interest of Marriott Hotel Properties II Limited Partnership is hereby amended to file as an additional exhibit the Exhibit 2 described below and attached hereto:

Item 9.  Material to be Filed as Exhibits

                  Exhibit No.

                  Exhibit 2         Press Release dated Monday, May 13, 1996





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                                    SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 1996      MACKENZIE PATTERSON SPECIAL FUND 2, L.P.
                        a California Limited Partnership

                        By:      MACKENZIE PATTERSON, INC., General
                                 Partner

                                 By: _/S/ VICTORIAANN TACHEIRA___________ Victoriaann Tacheira, Vice President


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                                    EXHIBIT 2

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                                 PRESS RELEASE
                              FOR IMMEDIATE RELEASE


                    MacKenzie Patterson Special Fund 2, L.P.
                          1640 School Street, Suite 100
                            Moraga, California 94556
                             Telephone: 510-631-9100

                                  May 13, 1996

     RE: MHP II  Acquisition  Corp.  Tender  Offer for Units of  Marriott  Hotel
         Properties II Limited Partnership

     MacKenzie Patterson Special Fund 2, L.P. ("MPSF2") is a holder of limited partnership interests ("Units") in Marriott Hotel Properties II Limited Partnership (the "Partnership"). MPSF2, through MacKenzie Patterson, Inc. ("MPI"), its general partner, has published a Notice to Unitholders (the "Notice") in opposition to the tender offer for Units dated April 18, 1996 (the "Offer"), by MHP II Acquisition Corp. ("MHPII") , an affiliate of the general partner of the Partnership. Each of the general partner and MHPII is a subsidiary of Host Marriott Corporation ("Host").

         In the Notice, MPSF2 stated, in part:

     ..."While Host engaged American Appraisal Associates, Inc. ("AAA") to render its opinion as to the fairness of the Offer, Host has indicated it did not review the valuation provided by AAA, nor did Host provide its own valuation of the units. MPI believes that, as an affiliate of the General Partner of MHP II, which has a fiduciary duty to the limited partners, Host should provide its own internal valuation of the units and disclose its method of valuation. In the absence of such valuation, Host should render an opinion as to the validity of the valuation provided by AAA. Host's failure to provide such information puts the limited partners at a significant disadvantage in evaluating the Offer. It seems inconceivable that Host, involved in owning, financing and operating a vast number of hotels, and proposing to invest in excess of $93 million in purchasing MHP II units, has not performed an analysis of the value of the underlying hotels, or has no opinion on such valuation."

     The statement that "Host has indicated it did not review the valuation provided by AAA..." was intended primarily to convey that Host Marriott, the parent of the bidder and affiliate

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     of the general partner of the Partnership, has not provided its analysis of the valuation provided by AAA or stated whether the values were reasonably accurate, on the one hand, or inadequate, on the other. As the fiduciary charged with assuring that the limited partners receive the best possible return on their investment, the general partner should, in MPSF2's opinion, determine whether it believes the value determined by the independent appraisal is accurate and whether the resulting price is reasonable. In addition, on or about April 23, 1996, C.E. Patterson had separate telephone conversations with each of Bruce Stemerman and Christopher Nassetta, the presidents of the general partner and the MHPII, respectively, in which Mssrs. Stemerman and Nassetta each advised Mr. Patterson that they had no comment on the AAA appraisal and disclaimed any substantive analysis of the appraisal. They each advised Mr. Patterson to address any comments on the appraisal directly to AAA. Mr. Patterson provided AAA with detailed written comments questioning the appraisal, which were summarized briefly in the notice. When Mr. Patterson contacted AAA to provide it with his comments, AAA responded that it would not address questions concerning its appraisal unless and until instructed to do so by Marriott. To date, no further response has been received by Mr. Patterson from AAA or Marriott.

         For further information, contact C.E. Patterson at 510.631.9100.

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